Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry L. Proveaux
Phone: + 1 800 948 2538
Fax: + 1 615 345 5605
E-mail: ir@fmc-ag.com

Internet: www.fmc-ag.com

August 2, 2007

Fresenius Medical Care Reports Strong Second Quarter and
Six Months 2007 Results and Raises Outlook for Full Year

Summary Second Quarter 2007:

Net revenue	$2,404 million	+ 11%
Operating income (EBIT)	$391 million	+ 5%
Net income	$179 million	+ 38%
Earnings per share	$0.60	+ 37%

Summary First Half 2007:

Net revenue	$4,725 million	+ 21%
Operating income (EBIT)	$756 million	+ 23%
Net income	$339 million	+ 38%
Earnings per share	$1.15	+ 37%

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Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today announced its results for the second quarter and first half 2007.

Second Quarter 2007:

Revenue

Net revenue for the second quarter 2007 increased by 11% to $2,404 million (9% at constant currency) compared to the second quarter 2006. Organic revenue growth worldwide was 8%. Dialysis Services revenue grew by 9% to $1,796 million (8% at constant currency) in the second quarter of 2007. Dialysis Product revenue increased by 18% to $608 million (13% at constant currency) in the same period.

North America revenue increased by 6% to $1,660 million. Dialysis Services revenue grew by 5% to $1,499 million. Excluding effects of the divestiture of the perfusion business, Dialysis Service revenue increased by 6%. Average revenue per treatment for the U.S. clinics increased by 3% to $327 in the second quarter 2007 compared to $317 for the same quarter in 2006. Dialysis Product revenue increased by 21% to $161 million led by strong sales of our 2008K hemodialysis machines and the phosphate binding drug PhosLo.

International revenue was $744 million, an increase of 23% (15% at constant currency) compared to the second quarter of 2006. Dialysis Services revenue reached $296 million, an increase of 32% (24% at constant currency). Dialysis Product revenue rose by 17% to $448 million (10% at constant currency), led by strong sales of hemodialysis machines, peritoneal dialysis products and dialyzers.

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Earnings

Operating income (EBIT) increased by 5% to $391 million compared to $372 million in the second quarter 2006. Operating income for the second quarter 2006 includes costs of $4 million related to costs of restructuring and the transformation of the Company’s legal form, and a gain of $39 million from the divestiture of dialysis clinics in conjunction with the acquisition of Renal Care Group. Excluding these costs and the gain from the divestiture, operating income for the second quarter 2007 increased by 16%, resulting in an operating margin of 16.3%. For the second quarter 2006 the operating margin was 15.5%.

In North America, compared with the second quarter 2006, the operating margin excluding the effects of one-time items increased by 140 basis points to 17.2% due to revenue rate improvements, the new PhosLo business and higher product sales which more than offset higher personnel expenses. In the International segment, the operating margin decreased by 50 basis points to 17.5% mainly due to higher growth in the dialysis care business.

Net interest expense for the second quarter 2007 was $92 million compared to $100 million in the same quarter of 2006. This positive development was mainly attributable to a lower debt level in combination with lower average interest rates.

Income tax expense was $113 million for the second quarter of 2007 compared to $137 million in the second quarter of 2006, reflecting effective tax rates of 38.0% and 50.6%, respectively. In the second quarter 2006, the tax rate had been impacted by a tax expense related to the gain on the divestiture of dialysis clinics in the U.S. Excluding this impact, the tax rate was at 40.2%.

Net income for the second quarter 2007 was $179 million, an increase of 38%. Net income increased by 30% when compared to the second quarter 2006 excluding the effects of one-time items in 2006.

Earnings per share (EPS)for the second quarter of 2007 rose by 37% to $0.60 per ordinary share compared to $0.44 for the second quarter of 2006. Earnings per ordinary American Depository Share (ADS) are the same as one ADS now represents one share

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as a result of the change in ratio under the Company’s ordinary shares and preference shares. The weighted average number of shares outstanding for the second quarter of 2007 was approximately 295.4 million shares compared to 293.9 million shares for the second quarter of 2006. The increase in shares outstanding results from stock option exercises in 2006 and in the first half 2007.

Cash Flow

In the second quarter of 2007, the Company generated $225 million in cash from operations, representing 9% of revenue. The strong cash flow generation was primarily supported by earnings.

A total of $132 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $93 million compared to $145 million in the second quarter of 2006 excluding the effects of the acquisition of RCG. A total of $24 million in cash was used for acquisitions. Free Cash Flow after acquisitions was $69 million compared to $121 million last year, excluding the acquisition of Renal Care Group.

First Half 2007:

The operations of Renal Care Group (RCG) are included in the Company’s consolidated statements of income and cash flows from April 1, 2006, therefore, the current first half year results are not directly comparable with the results of the first six months for 2006.

Revenue and Earnings

Net revenue was $4,725 million, up 21% from the first half of 2006. At constant currency, net revenue rose by 19%. Organic growth was 8% in the first six months of 2007.

Operating income (EBIT) increased by 23% to $756 million compared to $616 million in the first half of 2006. Operating income for the first half of 2006 includes costs of $4 million as a result of restructuring and the transformation of the Company’s legal form, and a gain from the clinic divestitures of $39 million.

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Excluding these items, operating income for the first half of 2007 increased by 30%. This performance resulted in an operating margin of 16.0% compared to 14.8% for the first half of 2006.

Net interest expense for the first six months of 2007 was $187 million compared to $156 million in the same period of 2006. The increase was the result of additional interest expense partially offset by the write-off in 2006 of deferred financing costs related to the 2003 senior credit facility of $15 million, both in conjunction with the financing of the RCG acquisition.

Income tax expense was $216 million in the first half of 2007 compared to $209 million in the same period in 2006, reflecting tax rates of 38.0% and 45.4%, respectively. The tax rate in the first half of 2006 was impacted by a tax expense related to the gain on the divestiture of dialysis clinics in the U.S. Excluding this impact, the effective tax rate in the first half of 2006 was at 39.2%.

For the first half of 2007, net income was $339 million, up 38% from the first half of 2006. Net income for the first half of 2007 increased by 29% compared to the first half of 2006 excluding the effects of one-time items in 2006.

For the first half of 2007, earnings per ordinary share rose by 37% to $1.15. The weighted average number of shares outstanding during the first half of 2007 was approximately 295.3 million.

Cash Flow

Cash from operations during the first six months of 2007 was $508 million compared to $312 million for the same period in 2006 on a reported basis. Excluding the effects of one-time items, cash from operations was $402 million in the first half of 2006. The increase compared to prior year was mainly due to increased earnings.

A total of $240 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the first six months of 2007 was $268 million compared to $152 million in same period in 2006. The underlying Free Cash Flow before acquisitions

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and the effects of one-time items for the first half of 2006 was $242 million. A total of $114 million in cash was used for acquisitions.

Please refer to the attachments for a complete overview on the second quarter and first half 2007 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of June 30, 2007, Fresenius Medical Care treated 171,687 patients worldwide, which represents a 6% increase in patients compared to last year. North America provided dialysis treatments for 120,270 patients, an increase of 2%. Including 32 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 122,199. The International segment served 51,417 patients, an increase of 17% over last year.

As of June 30, 2007, the Company operated a total of 2,209 clinics worldwide. This is comprised of 1,581 clinics in North America, an increase of 3%, and 628 clinics in the International segment, an increase of 17%.

Fresenius Medical Care delivered approximately 13.0 million dialysis treatments worldwide during the first six months of 2007. This represents an increase of 16% year over year. North America accounted for 9.08 million treatments, an increase of 16%, and the International segment delivered 3.92 million treatments, an increase of 17% over last year.

Employees

As of June 30, 2007, Fresenius Medical Care had 60,031 employees (full-time equivalents) worldwide compared to 56,803 employees at the end of 2006. The increase of 3,228 employees is primarily due to acquisitions in Asia and continued organic growth in the U.S.

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Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes and Amortization (EBITDA) decreased from 3.60 at the end of the second quarter of 2006 to 3.03 at the end of the second quarter 2007. At the end of 2006, the debt/EBITDA ratio was 3.23.

Rating

In the second quarter 2007, Standard & Poor’s Ratings Services raised its rating on the Company’s senior secured debt to ‘BBB-’ from ‘BB+’. Standard & Poor’s also upgraded the outlook for the Company’s corporate rating from “negative” to “stable”.

Moody’s upgraded the outlook for Fresenius Medical Care to ‘positive’ from ‘stable’.

Issuance of 10 Year Senior Notes

At the beginning of the third quarter 2007, Fresenius Medical Care issued Senior Notes due 2017 in the amount of $500 million. The coupon is 6 7/8%. Proceeds were used to reduce indebtedness under the Company’s senior secured bank credit facility and other, short-term debt. The Senior Notes were issued by FMC Finance III S.A., a wholly-owned subsidiary of the Company, and are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH.

Acquisition of a Production Plant in China

On July 17, 2007 Fresenius Medical Care acquired a production plant in Jiangsu, China from Bioteque Corp., Taipei, Taiwan. This plant currently produces bloodlines and other non-reusable products for the Chinese market and offers excellent additional opportunities to produce liquid and other non-reusable products for the Chinese market

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and other countries in the region. In addition, the Company entered into three exclusive distribution contracts for marketing and distribution of Bioteque’s bloodline and needle products in Taiwan, Korea and Japan.

Divestiture of Perfusion Business in the U.S.

Fresenius Medical Care sold the perfusion business unit of Fresenius Medical Care Extracorporeal Alliance (“FMCEA”) to Specialty Care Services Group, Inc. during the second quarter 2007. In 2006, FMCEA’s perfusion business contributed revenue of approximately $110 million. The Company deconsolidated the U.S. perfusion business effective May 9, 2007.

Share Split of 1:3

On June 18, 2007, the previously announced share split for both classes of shares (ordinary and preference) in the ratio of 1:3 became effective. In connection with the share split, the ratio between the ordinary and preference ADS and the underlying ordinary and preference shares was adjusted to 1:1, meaning that one Fresenius Medical Care ordinary or preference ADS is now the equivalent of one Fresenius Medical Care ordinary or preference share.

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Outlook for 2007 Upgraded

Based on the strong operational performance in the first half of 2007, the Company raises its outlook for the full year 2007 and now expects to achieve revenue of more than $9.5 billion. This represents an increase of at least 12%. Previously, the Company expected revenue of approximately $9.4 billion.

Net income is now projected to be in the range of $685 million to $705 million in 2007. This represents an increase of between 19% and 23% on an adjusted basis as compared to 2006 after one-time effects. On a reported basis, this translates into an increase in net income of between 28% and 31%. Previously, the Company expected net income in the range of $675 million to $695 million.

In addition, the Company still expects spending on capital expenditures and acquisitions to be approximately $650 million in 2007. The debt/EBITDA ratio is projected to be below 3.0 by the end of 2007.

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Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are pleased to report excellent financial results for the second quarter and six months ending June 30, 2007. Contributing to the financial results, we have achieved an organic growth rate of 8%. In addition we readjusted our service portfolio focusing on profitability and expanded our product base in Asia-Pacific. We continue to see many growth opportunities and upgraded our guidance which reflects our confidence in the further profitable growth of our company particularly in the international region. We remain focused on providing quality care for our patients, working on all fronts to ensure that they achieve the best possible clinical outcomes to maximize their overall health and well being.”

Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the second quarter and the first half year of 2007 on Thursday, August 2, 2007, at 3.30pm CEDT / 9.30am EDT. The Company invites investors to view the live webcast of the conference call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,500,000 individuals worldwide. Through its network of 2,209 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 171,687 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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	Three Months Ended June 30,			Six Months Ended June 30,
Fresenius Medical Care Statements of Earnings
	2007	2006	% Change	2007	2006	% Change

(in US-$ thousands, except share and per share data)
(unaudited)

Net revenue
Dialysis Care	1,795,544	1,651,665	8.7%	3,555,898	2,924,198	21.6%
Dialysis Products	608,669	513,767	18.5%	1,168,986	988,164	18.3%
Total net revenue	2,404,213	2,165,432	11.0%	4,724,884	3,912,362	20.8%

Cost of revenue	1,566,826	1,436,387	9.1%	3,103,146	2,605,027	19.1%
Gross profit	837,387	729,045	14.9%	1,621,738	1,307,335	24.0%
Selling, general and administrative	431,772	383,487	12.6%	838,091	705,158	18.9%
Gain on sale of dialysis clinics	—	(38,975)		—	(38,975)
Research and development	14,565	12,759	14.2%	27,907	25,533	9.3%
Operating income (EBIT)	391,050	371,774	5.2%	755,740	615,619	22.8%

Interest income	(6,761)	(5,538)	22.1%	(10,343)	(10,347)	0.0%
Interest expense	98,336	104,839	-6.2%	196,829	165,843	18.7%
Interest expense, net	91,575	99,301	-7.8%	186,486	155,496	19.9%
Earnings before income taxes and minority interest	299,475	272,473	9.9%	569,254	460,123	23.7%
Income tax expense	113,781	137,911	-17.5%	216,347	209,044	3.5%
Minority interest	7,014	5,066	38.5%	13,949	5,546	151.5%
Net income	178,680	129,496	38.0%	338,958	245,533	38.0%

Operating income (EBIT)	391,050	371,774	5.2%	755,740	615,619	22.8%
Depreciation and amortization	85,581	80,584	6.2%	170,492	141,842	20.2%
EBITDA	476,631	452,358	5.4%	926,232	757,461	22.3%

Total bad debt expenses	50,954	48,226		99,635	77,848

Earnings per ordinary share	$0.60	$0.44	37.4%	$1.15	$0.84	37.1%
Earnings per ordinary ADS	$0.60	$0.44	37.4%	$1.15	$0.84	37.1%

Weighted average number of shares
Ordinary shares	291,645,531	290,315,025		291,548,143	290,102,824
Preference shares	3,720,652	3,559,425		3,718,463	3,496,307

Percentages of revenue
Cost of revenue	65.2%	66.3%		65.7%	66.6%
Gross profit	34.8%	33.7%		34.3%	33.4%
Selling, general and administrative	18.0%	17.7%		17.7%	18.0%
Gain on sale of dialysis clinics	—	-1.8%		—	-1.0%
Research and development	0.6%	0.6%		0.6%	0.7%
Operating income (EBIT)	16.3%	17.2%		16.0%	15.7%
Interest expense, net	3.8%	4.6%		3.9%	4.0%
Earnings before income taxes and minority interest	12.5%	12.6%		12.0%	11.8%
Income tax expense	4.7%	6.4%		4.6%	5.3%
Minority interest	0.3%	0.2%		0.3%	0.1%
Net income	7.4%	6.0%		7.2%	6.3%

EBITDA	19.8%	20.9%		19.6%	19.4%

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	Three Months Ended June 30,			Six Months Ended June 30,
Fresenius Medical Care Segment and Other Information
	2007	2006	% Change	2007	2006	% Change

(in US-$ million)
(unaudited)

Net revenue
North America	1,660	1,561	6.4%	3,297	2,754	19.7%
International	744	604	23.0%	1,428	1,158	23.3%
Total net revenue	2,404	2,165	11.0%	4,725	3,912	20.8%

Operating income (EBIT)
North America	285	283	0.7%	543	447	21.5%
International	130	109	19.6%	251	205	22.6%
Corporate	(24)	(20)	19.5%	(38)	(36)	6.1%
Total operating income (EBIT)	391	372	5.2%	756	616	22.8%

Operating income in percentage of revenue
North America	17.2%	18.1%		16.5%	16.2%
International	17.5%	18.0%		17.6%	17.7%
Total	16.3%	17.2%		16.0%	15.7%

Excluding one-time items 1)
Operating income (EBIT)
North America	285	246	15.5%	543	411	32.3%
International	130	109	19.6%	251	204	22.6%
Corporate	(24)	(18)	27.4%	(38)	(34)	11.0%
Total operating income (EBIT)	391	337	16.2%	756	581	30.1%

Operating income in percentage of revenue
North America	17.2%	15.8%		16.5%	14.9%
International	17.5%	18.0%		17.6%	17.7%
Total	16.3%	15.5%		16.0%	14.8%

Employees
Full-time equivalents
(June 30 compared to Dec. 31)				60,031	56,803

1) One-time costs associated with the transformation of legal form, restructuring costs and the gain on FTC mandated sale of clinics in 2006.

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Fresenius Medical Care Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures	Three Months Ended June 30,			Six Months Ended June 30,

	2007	2006	% Change	2007	2006	% Change

(in US-$ million)
(unaudited)

Operating performance excluding one-time items1)
Operating income (EBIT)	391	372	5%	756	616	23%
One-time items2)	—	(35)		—	(35)
Operating income (EBIT) excluding one-time items1)	391	337	16%	756	581	30%
Percent of revenue	16.3%	15.5%		16.0%	14.8%

Net income	179	130	38%	339	246	38%
One-time items2)	—	7		—	16
Net income excluding one-time items1)	179	137	30%	339	262	29%

Segment information North America
Net revenue	1,660	1,561
Costs of revenue and research and development	1,109	1,077
Selling, general and administrative	266	201
Costs of revenue and operating expenses	1,375	1,278
Operating income (EBIT)	285	283
One-time items2)	—	(37)
Operating income (EBIT) excluding one-time items1)	285	246
Percent of revenue	17.2%	15.8%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	291	248
less internal sales	(130)	(115)
Dialysis Products external sales	161	133
International
Dialysis Products revenue incl. internal sales	508	432
less internal sales	(60)	(51)
Dialysis Products external sales	448	381

Reconciliation of cash flow from operating activities to EBITDA3)
Total EBITDA				926	757
Interest expense, net				(186)	(156)
Income tax expense				(216)	(206)
Change in working capital and other non cash items				(16)	(83)
Net cash provided by operating activities				508	312

Annualized EBITDA4)
Operating income (EBIT) last twelve months				1,490	1,236
Depreciation and amortization last twelve months				338	324
Non cash charges				39	21
Annualized EBITDA				1,867	1,581

1) These non US-GAAP financial measures are provided to assist readers in evaluation of Fresenius Medical Care’s underlying operating performance.

2) One-time costs associated with the transformation of legal form, restructuring costs, the gain on FTC mandated sale of clinics and the write-off of deferred financing costs related to the 2003 senior credit facility in 2006.

3) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

4) EBITDA 2007: Excluding restructuring costs, in-process R&D and the gain from the sale of dialysis clinics. EBITDA 2006: Pro forma numbers including RCG, before FTC mandated divestitures, excluding one-time costs for the acquisition.

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Fresenius Medical Care Balance Sheet	June 30, 2007	December 31, 2006

(in US-$ million)	(unaudited)	(audited)

Assets
Current assets	3,628	3,412
Intangible assets	7,671	7,554
Other non-current assets	2,251	2,079
Total assets	13,550	13,045

Shareholders’ equity and liabilities
Current liabilities	3,229	2,376
Long-term liabilities	5,221	5,799
Shareholders’ equity	5,100	4,870
Total shareholders’ equity and liabilities	13,550	13,045

Equity/assets ratio:	38%	37%

Debt
Short-term borrowings	467	331
Short-term borrowings from related parties	29	5
Current portion of long-term debt and capital lease obligations	153	160
Current portion of Trust Preferred Securities	645	—
Long-term debt and capital lease obligations, less current portion	3,741	3,829
Trust Preferred Securities, less current portion	627	1,254
Total debt	5,662	5,579

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Fresenius Medical Care Cash Flow Statement	2007	2006

Six Months Ended June 30,
(in US-$ million)
(unaudited)

Operating activities
Net income	339	246
Depreciation / amortization	170	141
Change in working capital and other non cash items	(1)	—
Net tax payments related to clinic divestitures and RCG acquisition	—	(75)
Cash Flow from operating activities	508	312

Investing activities
Purchases of property, plant and equipment	(252)	(173)
Proceeds from sale of property, plant and equipment	12	13
Capital expenditures, net	(240)	(160)
Free Cash Flow	268	152

Acquisitions, net of cash acquired	(114)	(4,180)
Proceeds from divestitures	27	505
Free Cash Flow after investing activities	181	(3,523)

Financing activities
Change in accounts receivable securitization program	140	131
Change in intercompany debt	24	(18)
Change in other debt	(112)	3,237
Proceeds from exercise of stock options	8	22
Proceeds from conversion of preference shares into ordinary shares	—	307
Change in minority interest	(11)	(6)
Dividends paid	(188)	(154)
Cash Flow from financing activities	(139)	3,519

Effects of exchange rates on cash	6	20
Net increase in cash	48	16

Cash at beginning of period	159	85
Cash at end of period	207	101

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Fresenius Medical Care Quarterly Performance Scorecard - Revenue	2007	cc	2006	cc

Three months ended June 30,
(in US-$ thousands, except per-treatment revenue)

North America
Net revenue	1,660,445		1,560,638
Growth year-over-year	6.4%		38.5%

Dialysis Care	1,499,407		1,427,907
Growth year-over-year	5.0%		42.8%
U.S. per treatment	327		317
Per treatment	323		314
Sequential growth	-0.4%		2.3%
Growth year-over-year	3.0%		7.7%

Dialysis Products
incl. internal sales	291,363		247,610
Growth year-over-year	17.7%		13.7%
External sales	161,038		132,731
Growth year-over-year	21.3%		4.7%

International
Net revenue	743,767		604,793
Growth year-over-year	23.0%	15.3%	10.6%	11.1%

Dialysis Care	296,137		223,758
Growth year-over-year	32.3%	24.0%	11.6%	12.8%
Per treatment	149	139	132	133
Sequential growth	3.5%		1.7%
Growth year-over-year	12.8%	5.7%	1.3%	2.3%

Dialysis Products
incl. internal sales	507,737		431,642
Growth year-over-year	17.6%	10.1%	10.2%	10.4%
External sales	447,629		381,035
Growth year-over-year	17.5%	10.3%	10.0%	10.1%

cc = at constant exchange rates

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Fresenius Medical Care Quarterly Performance Scorecard - Dialysis Care Volume	2007	2006

Three months ended June 30,

North America
Number of treatments	4,596,264	4,462,618
Treatments per day	58,921	57,209
Per day sequential growth	1.3%	30.5%
Per day year-over-year growth	3.0%	33.0%
of which:
- Acquisition RCG	—	33.9%
- FTC divestitures	-0.7%	-3.1%
- Other acquisitions	1.0%	1.0%
- Same market growth year-over-year	2.8%	1.6%
- Adjustments for closed/sold facilities, yield and other	-0.1%	-0.4%

International
Number of treatments	1,991,421	1,697,618
Same market growth year-over-year	7.3%	7.9%

Fresenius Medical Care Quarterly Performance Scorecard - Expenses	2007	2006

Three months ended June 30,

North America
Costs of revenue and operating expenses
Percent of revenue	82.8%	84.4%
Gain on sale of dialysis clinics
Percent of revenue	—	-2.5%
Selling, general and administrative
Percent of revenue	16.0%	15.4%
Bad debt expenses
Percent of revenue	3.0%	2.9%
Dialysis Care operating expenses/Treatment (in US-$)	267	263
Sequential growth	-1.6%	—
Growth year-over-year	1.5%	4.2%

Total Group
Costs of revenue and operating expenses
Percent of revenue1)	83.7%	84.6%
Gain on sale of dialysis clinics
Percent of revenue	—	-1.8%
Selling, general and administrative
Percent of revenue1)	18.0%	17.7%
Effective tax rate	38.0%	50.6%

1)Includes one-time costs associated with the transformation of legal form, restructuring costs and the gain on FTC mandated sale of clinics in 2006.

Fresenius Medical Care AG & Co. KGaA, August 2, 2007	17 of 19

Fresenius Medical Care Quarterly Performance Scorecard - Cash Flow/Investing Activities	2007	2006

Three months ended June 30,
(in US-$ thousands, except number of de novos)

Total Group
Operating Cash Flow	224,977	150,765
Percent of revenue	9.4%	7.0%

Free Cash Flow before acquisitions	93,393	55,733
Percent of revenue	3.9%	2.6%

Acquisitions, net	23,990	228,925

Divestitures	(27,450)	(505,386)

Capital expenditures, net	131,584	95,032
Percent of revenue	5.5%	4.4%

Maintenance	62,120	28,966
Percent of revenue	2.6%	1.3%

Growth	69,464	66,066
Percent of revenue	2.9%	3.1%

Number of de novos	16	25
North America	11	17
International	5	8

Fresenius Medical Care Quarterly Performance Scorecard - Balance Sheet	2007	2006

Three months ended June 30,

Total Group
Debt (in US-$ million)	5,662	5,698
Debt/EBITDA	3.0	3.6

North America
Days sales outstanding	58	59
Sequential development	1.8%	-1.7%
Year-over-year development	-1.7%	-9.2%

International
Days sales outstanding	112	119
Sequential development	-1.8%	1.7%
Year-over-year development	-5.9%	-3.3%

Fresenius Medical Care AG & Co. KGaA, August 2, 2007	18 of 19

Fresenius Medical Care Quarterly Performance Scorecard	2007	2006 1)

Three months ended June 30,

Clinical Performance
North America (U.S.)
Urea reduction >= 65%	91%	91%
Single Pool Kt/v > 1.2	94%	94%
Hemoglobin >= 11g/dl	81%	81%
Albumin >= 3.5 g/dl 2)	79%	80%
Hospitalization days per patient 3) (12 months ending June 30,)	11.2	11.5

Demographics
North America (U.S.)
Average age (yr)	62	61
Average time on dialysis (yr)	3.4	3.4
Average body weight (kg)	79	77
Prevalence of diabetes	52%	52%

1) Q2 2006 data: without former RCG facilities
2) International standard BCR CRM470
3) Hospitalization data without former RCG facilities

Fresenius Medical Care AG & Co. KGaA, August 2, 2007	19 of 19